MAIL STOP 3720

September 8, 2006

Mr. K. Michael Forrest
Chairman and Chief Executive Officer
Apex Bioventures Acquisition Corporation
18 Farm Lane
Hillsborough, California 94010

> **Re:** **Apex Bioventures Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 30, 2006**
> **File No. 333-135755**

Dear Mr. Forrest:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note that you have included "existing shareholders" in the class of persons who will purchase founders warrants. Please revise the definition of "private placement" on page one to include "existing shareholders."

Financial Statements

Balance Sheet, page F-3

2. Please refer to prior comment 21. Tell us your consideration of paragraph 15 of ARB 43, Chapter 7, and why your issuance of 351,562 shares, or approximately 15% of your outstanding shares would be accounted for as a stock split effected in the form of a dividend.

<u>Closing Statements</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>via facsimile</u>
        Kenneth R. Koch
        (212) 983-3115